March 2, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3030
Washington, D.C. 20549
Attn: Jeff Jaramillo, Accounting Branch Chief

RE:    Mettler-Toledo International Inc.
Form 10-K for the year ended December 31, 2011
Filed February 13, 2012
File No. 001-13595

Dear Mr. Jaramillo:

This letter is in response to each of the comments in the Staff's letter dated February 23, 2012. To facilitate your review, we have set forth herein each comment of the Staff followed by our response.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 28

1.
We note that your fiscal year 2011 revenues increased approximately 17% as compared to 2010 and also note that your discussions herein and by operating segment on page 31 repeatedly indicate that the increase in 2011 revenues “reflects strong growth in most product categories.” In light of the significant increase in your 2011 revenues, your Management's Discussion and Analysis disclosure appears broad and does not provide a thorough enough analysis to give readers a view of the company through the eyes of management. In future filings, please quantify each material factor underlying the changes in your revenues, including price changes and volume changes by type of product. Disclose separately the effect on operations attributable to each factor causing the aggregate change from year to year and disclose the nature of, or reason for, each factor causing the aggregate change. Your future disclosures should reveal underlying material causes of the factors described and any known or expected future impact on operating results. Please also incorporate the above comment to all disclosures in the analysis of your results of operations in Management's Discussion and Analysis, including changes in operating expenses during the periods presented. For further guidance, please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.

Response:
We acknowledge the Staff's comments and will continue to ensure our MD&A discussion reflects material trends and developments in future filings. We would like to respectfully note that we have considered Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350 in our historical filings. These considerations have included the items below:

◦	We have historically provided a number of analyses to explain trends in revenues, operating expenses and results of operations. In addition, our sales are diversified by geographic region,

product category and customer and therefore no particular product or customer has typically had a material effect on our financial results.

◦
In addition to our discussion within "Results of Operations", we have also provided our insight regarding the material causal factors impacting the aggregate changes from year to year in the introductory "Overview" section of MD&A. During this section we comment on a variety of factors and trends impacting our financial results. This section also includes a discussion of our business strategy that also describes many of the drivers of growth in our business.

◦
We distinguish performance within each category to the extent there are trends that are materially different. We will consider the Staff's comments and will continue to distinguish performance within each category to the extent trends are materially different.

◦
Currency had a significant impact on our sales and expense growth and we have accordingly quantified the impact on sales growth by geographic region and product category and by expense category within our MD&A discussion.

◦	We have quantified and disclosed the impact of acquisitions/divestitures within our geographic region and product category discussion of sales, where applicable.

◦	Excluding the impact of currency and acquisitions/divestitures, our sales growth is primarily the result of volume changes. We will ensure this is more clearly discussed in our future filings.

◦
The impact of pricing did not have a material impact on sales growth for the periods presented in our 2011 Form 10-K. If the impact of pricing is material in future periods we will discuss this factor.

As stated above, we will consider the Staff's comments and continue to ensure our disclosures in future filings describe the causes of the material factors and trends that have impacted our revenues, operating expenses and results of operations.

Financial Statements, page F-1

Note 18. Segment Reporting, page F-32

1.
Please revise future filings to disclose revenue for each product and service or each group of similar products and services or disclose in future filings why it is impractical to do so. We refer you to FASB ASC 280-10-50-40.

Response:

We acknowledge the Staff's comments, and will enhance our disclosure by product category in our footnotes to the financial statements. Historically we have provided the following product and service revenue information in our Segment Reporting footnote:

Weighing instruments
Non-weighing instruments
Service
Total net sales

In future filings, we will additionally provide the following revenue information:

Laboratory
Industrial
Retail
Total net sales

The Company acknowledges that:

◦	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

◦	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

◦	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (847) 809-0326 or Shawn Vadala at (614) 438-4720.

Sincerely,

/s/ William P. Donnelly
Chief Financial Officer

cc:     Jay Webb, United States Securities and Exchange Commission
Julie Sherman, United States Securities and Exchange Commission
Shawn Vadala, Mettler-Toledo International Inc.
James Bellerjeau, Mettler-Toledo International Inc.
Tim Peterson, Milbank Tweed Hadley & McCloy LLP
William Kelly, PricewaterhouseCoopers LLP